SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

53128T102
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell Leaf, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099 (212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53128T102	13D	Page 2 of 8
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,391,703 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,391,703 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,391,703 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 25,716,420 shares of Common Stock outstanding, which is based on 16,283,087 shares of Common Stock actually outstanding and the approximately 9,433,332 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s.

CUSIP No. 53128T102	13D	Page 3 of 8
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,391,703 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,391,703 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,391,703 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 25,716,420 shares of Common Stock outstanding, which is based on 16,283,087 shares of Common Stock actually outstanding and the approximately 9,433,332 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s.

CUSIP No. 53128T102	13D	Page 4 of 8
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
3,937,726 shares
(8) SHARED VOTING POWER
6,391,703 shares
(9) SOLE DISPOSITIVE POWER
3,937,726 shares
(10) SHARED DISPOSITIVE POWER
6,391,703 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,329,429 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 25,716,420 shares of Common Stock outstanding, which is based on 16,283,087 shares of Common Stock actually outstanding and the approximately 9,433,332 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s.

Explanatory Note

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2018 (as amended by Amendment No. 1 to the Schedule 13D filed on August 9, 2018, Amendment No. 2 to the Schedule 13D filed on May 6, 2019, Amendment No. 3 to Schedule 13D filed on May 17, 2019, Amendment No. 4 to the Schedule 13D filed on July 11, 2019, Amendment No. 5 to the Schedule 13D filed on August 8, 2019, and Amendment No. 6 to the Schedule 13D filed on August 28, 2019, the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On September 30, 2019, New Holdco entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Guzman RTO LLC, a Delaware limited liability company (“Guzman”), RNB RTO LLC, a Delaware limited liability company (“RNB”), and RNBJ RTO LLC, a Delaware limited liability company (“RNBJ” and, collectively with Guzman and RNB, the “Sellers”), each of which is a franchisee of Buddy’s, pursuant to which New Holdco acquired 21 Buddy’s Home Furnishings stores from the Sellers (the “Asset Acquisition”). The Asset Acquisition was completed on September 30, 2019. Immediately following the completion of the Asset Acquisition, New Holdco caused all of the assets acquired and the liabilities, contracts and leases assumed pursuant to the Asset Acquisition, and all of the rights and obligations of New Holdco under the Asset Purchase Agreement, to be contributed and assigned to, and accepted and assumed by, Buddy’s.

In connection with the Asset Acquisition, the Sellers became entitled to receive 1,350,000 New Holdco Units and 270,000 shares of Preferred Stock, which New Holdco Units and shares of Preferred Stock were issued at the direction of the Sellers to the Sellers’ direct or indirect owners, including certain of the Investment Vehicles. An aggregate of 1,343,334 New Holdco Units and 268,666.80 shares of Preferred Stock were issued to certain of the Investment Vehicles.

Following an initial six-month lockup period, the holders of the New Holdco Units and the shares of Preferred Stock may elect to cause New Holdco and the Issuer to redeem (a) one New Holdco Unit and (b) one-fifth of a share of the Voting Non-Economic Preferred Stock, respectively, in exchange for one share of Common Stock in accordance with the New Holdco LLC Agreement and the Certificate of Designation.

In addition, on September 30, 2019, the Issuer (a) caused New Holdco to amend Schedule 1 to the New Holdco LLC Agreement to reflect the issuance of the additional New Holdco Units in connection with the Asset Acquisition and (b) entered into an Amendment No. 1 (the “RRA Amendment”) to the Registration Rights Agreement to reflect the issuance of the additional New Holdco Units and the additional shares of Preferred Stock in connection with the Asset Acquisition. The RRA Amendment also amended the Registration Rights Agreement to provide certain registration rights applicable to shares of Common Stock into which the New Holdco Units and the Preferred Stock may be exchanged in accordance with the New Holdco LLC Agreement and the Certificate of Designation.

The foregoing descriptions of the amendment to Schedule 1 of the New Holdco LLC Agreement and the RRA Amendment do not purport to be complete and are subject to, and qualified in their entirety by, reference to, respectively, the complete text of the amended Schedule 1 to the New Holdco LLC Agreement, a copy of which is filed as Exhibit 17 hereto and is incorporated herein by reference, and the complete text of the RRA Amendment, a copy of which is filed as Exhibit 18 hereto and is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)  and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on September 30, 2019, the Reporting Persons beneficially owned, in the aggregate, 4,158,484 shares of Common Stock, 6,170,945 New Holdco Units and 1,234,188.91 shares of Preferred Stock. Assuming the redemption of all New Holdco Units and shares of Preferred Stock that are outstanding (including those beneficially owned by the Reporting Persons), as of 4:00 p.m., Eastern Time, on September 30, 2019, the Reporting Persons beneficially owned, in the aggregate, 10,329,429 shares of Common Stock, representing approximately 40.2% of the outstanding shares of Common Stock (including shares of Common Stock that would be issued upon such redemption of such New Holdco Units and shares of Preferred Stock). The percentage in this paragraph and elsewhere in this Statement relating to beneficial ownership of Common Stock is based on approximately 25,716,420 shares of Common Stock outstanding, which is based on 16,283,087 shares of Common Stock actually outstanding and the approximately 9,433,332 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s. The Reporting Persons believe that presenting their beneficial ownership assuming the redemption of all New Holdco Units and shares of Preferred Stock that are outstanding is the most appropriate presentation of their beneficial ownership.

The shares of Common Stock, New Holdco Units and shares of Preferred Stock reported herein as beneficially owned by the Reporting Persons are held by the Investment Vehicles. The Reporting Persons or some of them, directly or indirectly, control the Investment Vehicles and therefore may be deemed to have beneficial ownership over the shares of Common Stock, New Holdco Units and Preferred Stock owned thereby. The Reporting Persons disclaim beneficial ownership of such shares and units for all other purposes.

(c)        Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)       Except for entities that are directly or indirectly controlled by the Reporting Persons, or as otherwise described herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, New Holdco Units or Preferred Stock referred to in this Statement.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

All information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following:

17.	Amended Schedule 1 of the New Holdco LLC Agreement*
18.	RRA Amendment*

*Copies of each of the foregoing agreements and documents were filed by the Issuer on October 1, 2019 with the Securities and Exchange Commission on a Current Report on Form 8-K and are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2019

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn

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